

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2010

Via Facsimile (817) 332-7463 and US Mail
Mr. Geoffrey Raynor
301 Commerce Street
Suite 3200
Forth Worth TX 76102

> **Re: Cedar Fair, L.P.**
> **Schedule 13G and 13G/A filed by Q Funding III, LP, Prufrock**
> **Onshore, L.P., and J. Alfred Onshore, LLC, and Geoffrey Raynor**
> **Filed January 19, 20 & 25, 2010**
> **File No. 5-38510**

Dear Mr. Raynor:

We have conducted a limited review of your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the initial filing on Schedule 13G was made pursuant to the exemption provided for passive investors in Exchange Act Rule 13d-1(c). As noted in Rule 13d-1(c)(1), the filing on Schedule 13G is premised on the reporting person not having acquired the securities for the purpose, or with the effect of changing or influencing the control of the issuer. Moreover, Rule 13d-1(e) requires that an amendment on Schedule 13D be filed whenever the reporting person holds the securities with a disqualifying purpose or effect. In this regard, we refer to the BusinessWire press release dated January 22, 2010. In that release Q Funding III, LP advised holders of its intent to vote against the merger transaction and "urge[d] other holders to do the same." In light of this press release, please provide us with an analysis of whether Q Funding III, LP and the other reporting persons remain eligible to continue reporting on a Schedule 13G

pursuant to 13d-1(c). Please provide us with relevant background information regarding the reasons for the initial investment by the reporting persons, an explanation of the timing and reasons for the subsequent acquisition transactions in Cedar Fair, LP securities and please address the statements made in the press release. For guidance regarding circumstances that may result in the loss of Schedule 13G eligibility, please refer to Release No. No. 34-39538 at Sections C and G. We may have further comment.

2.   We note the statements provided by Q Funding III, LP in the press release dated January 22, 2010. Please provide your analysis of why such statements, including urging other holders to vote against the merger, do not constitute a solicitation as defined in Rule 14a-1(l)(iii). In the alternative, please advise us of the exemption, under Regulation 14A upon which the reporting persons relied when they issued the press release.

3.   Statements in the press release indicate that Q Funding believes other large holders intend to vote against the proposed transaction. Please supplementally advise us of the basis for this statement.

Please respond to the above comments promptly. Please submit a response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions